Exhibit 99.1

FEMSA ANNOUNCES THE TOTAL CONSIDERATION FOR ITS
PREVIOUSLY ANNOUNCED TENDER OFFER

June 17, 2024

MONTERREY, MEXICO – FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) today announced the total consideration for its previously announced offer to purchase for cash (the “Tender Offer”) up to US$250,000,000 (the “Tender Cap”) aggregate principal amount of the notes set forth in the table below (all such notes, the “Notes”) subject to proration as described in the Offer to Purchase (as defined below), from each registered holder of the Notes (each a “Holder” and, collectively, the “Holders”).

The Tender Offer is being made pursuant to the terms and subject to the conditions set forth in the Offer to Purchase dated June 4, 2024 (as amended or supplemented from time to time, the “Offer to Purchase”).

The following table sets forth certain information about the Tender Offer, including the total consideration (the “Total Consideration”) payable for the Notes validly tendered (and not validly withdrawn) on or prior to 5:00 p.m., New York City time, on June 17, 2024 (such time and date, as the same may be extended, the “Early Tender Time”), in each case as calculated at 11:00 a.m., New York City time, today, June 17, 2024, and that are accepted for purchase by FEMSA.

Notes	CUSIP/ISIN	Principal Amount Outstanding	Acceptance Priority Level	Reference Security/ Interpolated Mid-Swap Rate	Bloomberg Reference Page	Fixed Spread (basis points)(1)	Repurchase Yield	Total Consideration(2)
3.500% Senior Notes due 2050(3)	344419 AC0 / US344419AC03	US$1,556,946,000	1	4.625% U.S. Treasury Note due 5/15/2054	PX1	+50	4.918%	US$794.94

(1)	The Total Consideration payable per each US$1,000 principal amount of Notes validly tendered (and not validly withdrawn) and accepted for purchase pursuant to the Tender Offer will be calculated in accordance with the formula set forth in Schedule I of the Offer to Purchase, based on the fixed spread specified in the table above, plus the yield of the Reference Security as determined by reference to the bid-side price of the Reference Security, as displayed on the Bloomberg Reference Page specified in the table above at 11:00 a.m., New York City time today, June 17, 2024. The Total Consideration for the Notes includes an early tender premium in the amount of US$30 per US$1,000 principal amount of Notes validly tendered on or prior to the Early Tender Time (and not validly withdrawn) and accepted for purchase pursuant to the Tender Offer (the “Early Tender Premium”).
(2)	Per US$1,000 principal amount of the Notes validly tendered (and not validly withdrawn) and accepted for purchase pursuant to the Tender Offer.
(3)	The maturity date for the Notes is January 16, 2050.

The Tender Offer will expire at 5:00 p.m., New York City time, on July 3, 2024, unless extended or earlier terminated (such time and date, as the same may be extended or earlier terminated, the “Expiration Time”). In order to be eligible to receive the Total Consideration, Holders must validly tender (and not validly withdraw) their Notes on or prior to the Early Tender Time.

Holders of Notes that validly tender (and not validly withdraw) on or prior to the Early Tender Time and whose Notes are accepted for purchase are entitled to receive the applicable Total Consideration set forth in the table above, which includes the Early Tender Premium, and to receive accrued and unpaid interest on their accepted Notes from the last interest payment date to, but not including, the Initial Settlement Date (as defined below), and additional amounts, if any, as further described in the Offer to Purchase.

Tendered Notes can only be withdrawn prior to Early Tender Time, except as may be required by applicable law.

The initial settlement date on which FEMSA will make payment for Notes tendered (and not validly withdrawn) on or before the Early Tender Time and accepted in the Tender Offer is expected to be June 20, 2024 (the “Initial Settlement Date”).

Any tendered Notes that are not accepted for purchase will be returned or credited without expense to the holder’s account.

FEMSA has engaged BofA Securities, Inc. to act as dealer manager in connection with the Tender Offer (the “Dealer Manager”). Global Bondholder Services Corporation is acting as the tender agent and information agent for the Tender Offer (the “Tender and Information Agent”).

Any questions or requests for assistance regarding the Tender Offer may be directed to BofA Securities, Inc. at (888) 292-0070 (toll-free) or (646) 855-8988 (collect). Requests for additional copies of the Tender Offer documents may be directed to Global Bondholder Services Corporation at +1 (855) 654-2014 (toll-free) or +1 (212) 430-3774 (collect).

* * *

This press release must be read in conjunction with the Offer to Purchase. This press release and the Offer to Purchase contain important information which should be read before any decision is made with respect to the Tender Offer. The Tender Offer is made solely pursuant to the Offer to Purchase. None of FEMSA, the Dealer Manager or the Tender Agent and Information Agent or any of their respective affiliates, directors, officers, agents, attorneys or employees makes any recommendation as to whether Holders should tender, or refrain from tendering Notes pursuant to the Tender Offer and none of them has been authorized or has authorized any person to make any such recommendation. Each Holder is solely responsible for making its own independent appraisal of all matters as such Holder deems appropriate (including those relating to the Tender Offer and FEMSA) and each Holder must make its own decision as to whether to tender Notes pursuant to the Tender Offer and, if so, the principal amount of the Notes as to which action is to be taken.

This press release is for informational purposes only. This press release shall not constitute an offer to purchase or the solicitation of an offer to sell any securities, nor shall there be any such offer or solicitation in any state or jurisdiction in which such an offer or solicitation would be unlawful. The Tender Offer is not being made to Holders in any jurisdiction in which FEMSA is aware that the making of the Tender Offer would not be in compliance with the laws of such jurisdiction. The distribution of the Offer to Purchase or this press release in certain jurisdictions may be unlawful or otherwise restricted by law. Persons into whose possession the Offer to Purchase comes are required by FEMSA and the Dealer Manager to inform themselves about, and to observe, any such restrictions.

Neither the Offer to Purchase nor any documents related to the Tender Offer have been filed with, nor have they been approved or reviewed by, any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase or any documents related to the Tender Offer, and it is unlawful and may be a criminal offense to make any representation to the contrary.

FEMSA Forward Announcement

The Tender Offer described above forms an integral part of the series of strategic initiatives announced by FEMSA in February 2023, as a result of a thorough strategic review of FEMSA’s business platform. This review included the bottom-up definition of long-range plans for each business unit and the top-down analysis of FEMSA's corporate and capital structure. That announcement is available at: https://www.globenewswire.com/news-release/2023/02/15/2609255/0/en/FEMSA-Forward-Announcing-results-of-strategic-review.html. That announcement does not form part of this communication.

About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Americas Division operating OXXO, a small-format store chain, and other related retail formats, and Proximity Europe which includes Valora, its European retail unit which operates convenience and foodvenience formats. In the retail industry, it also participates through a Health Division, which includes drugstores and related activities and Digital@FEMSA, which includes Spin by OXXO and Spin Premia, among other digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume. FEMSA also participates in the logistics and distribution industry through its Strategic Business Unit, which additionally provides point-of-sale refrigeration and plastic solutions to its business units and third-party clients. Across its business units, FEMSA has more than 392,000 employees in 18 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index: S&P/BMV Total México ESG, among other indexes that evaluate its sustainability performance.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. FEMSA undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.